MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015

Management’s Discussion and Analysis

TO OUR SHAREHOLDERS

NOVEMBER 26, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Renaissance Oil Corp.’s (“Renaissance” or the “Company”) operating and financial results for the three and nine months ended September 30, 2015, as well as information and expectations concerning the Company’s outlook based on currently available information.

On September 3, 2014, San Antonio Ventures Inc. (“San Antonio”) was acquired by R2 Energy Ltd. (“R2”), a private company, through a reverse takeover business combination (“RTO”) and changed its name to “Renaissance Oil Corp.”. This MD&A should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements. Additional information is available at www.sedar.com.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the acquisition of oil and gas rights over properties which the Company has submitted applications and believes to be prospective, delays or changes in plans with respect to concessions for oil and gas rights on such properties, costs and expenses, health, safety and environmental risks, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with any planned work programs, and risks and uncertainties regarding the existence of potential oil or gas reserves or the ability to economically extract any such reserves from exploration properties. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the Risk Management section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

1.

SUMMARY OF OPERATIONS, EVENTS AND FUTURE PLANS

History

Renaissance is a Canadian domiciled energy company focused on developing a high quality, diversified shale and mature fields portfolio for development in Mexico and Spain. The Company’s common shares trades on the TSX Venture Exchange under the symbol “ROE” and the Company’s common share purchase warrants under the symbol “ROE.WT”.

On September 3, 2014, the Company was acquired by R2, a private company, through an RTO whereby shareholders of R2 were issued one post-consolidation common share of Renaissance for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis. R2 is a private company that was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011 and changed its name to R2 Energy Ltd. on November 21, 2011 and began its operations in 2012. R2 owns a 40% interest in Montero Energy Corporation S.L. (“Montero”), a company incorporated under the laws of Spain.

Development of the Company’s Business

Renaissance is focused on establishing a high quality, diversified shale and mature fields portfolio for oil and gas development in Mexico and Spain. The Company has assembled a team of highly accomplished technical and financial experts, many of whom commenced working together in 2009, to develop Realm Energy International Corporation, until the company was successfully acquired in November 2011.

The Company’s long-term objective is to become a significant participant in the Mexican energy landscape as the country enters into a new era, resulting from legislative changes, allowing direct foreign investment for the first time in 78 years. Renaissance, with technical and logistical support from Halliburton Energy Services Inc. (“Halliburton”), is evaluating prospects to invest, develop, and/or operate oil and gas exploration, development and/or production activities within Mexico.

To initiate these strategies, Renaissance has completed an agreement with Halliburton, pursuant to which Renaissance is working with Halliburton to complete a comprehensive evaluation for feasibility and profitability of mature fields, bypassed discoveries and shale prospects in Mexico. This arrangement, which adds significant depth to Renaissance’s evolving technical team, includes petrophysical, geological, geophysical and geochemical analysis, as well as petroleum engineering and project management.

Renaissance has continued to make significant progress along with its technical services partner, Halliburton, towards the evaluation and prioritization of petroleum fields in Mexico.  Further, Renaissance has been active in 2015 in establishing key relationships and effective channels of communication through extensive high level meetings with various government agencies in Mexico, as well as with potential local partners for the development of business opportunities for the Company. The Company expects 2015 and 2016 to be a significant year as Mexico reforms its energy market, transitioning from the current PEMEX controlled industry to the allowance of private enterprises to make direct investments into oil and gas exploration and development.

On May 12, 2015, the National Hydrocarbons Commission of Mexico launched the third phase (“Phase 3”) of the Round 1 bid process for the award of conventional onshore petroleum projects. As part of Phase 3, a total of 25 blocks in the states of Chiapas, Nuevo Leon, Tabasco, Tamaulipas and Veracruz will be awarded to the winners of the tender process.  Most of these blocks contain fields with certifiable reserves and existing infrastructure which are of specific interest to Renaissance.

Renaissance has made significant additions to its technical team, assembling an exceptional group of technically strong and extensively experienced professionals, with a solid track record of creating value in high growth independent oil and gas companies, through the innovation of drilling and completion practices, resulting in significant economic exploration success.  They also add value with their proven in-depth and balanced collective experience in the development of conventional and unconventional reservoirs and especially shale resource systems in petroleum basins across North America and globally.

In consideration for acquiring the technical team Renaissance has agreed to issue 5 million common shares to the new technical team members. The issuance of the common shares will be subject to Renaissance achieving certain performance milestones, and to escrow and anti-dilution provisions. The issuance is also subject to regulatory approval.

The pre-qualification criteria has now been more clearly defined and Renaissance is confident it is on track to participate in the privatization process. Renaissance has made payment for and has received access to the data room for Phase 3 and has made extensive evaluations of the blocks available for bid.  Final bids for Phase 3 are due by December 15, 2015.

Spain

On April 4, 2014, the Company partnered with SA Minera Catalano Aragonesa (“SAMCA”), a diverse industrial corporation with operations in energy, mining, industrial minerals, agriculture, environmental and various other business lines in Spain. SAMCA subscribed for shares representing 60% of the shares of the Company’s subsidiary, Montero, for EUR $1.1 million. As a result, the Company now holds 40% of the outstanding shares of Montero. Many of SAMCA’s industrial operations are strategic to R2’s permit areas. Within and proximal to the permit areas, SAMCA provides a substantial amount of employment and has strong relationships with many levels of government and community members. Montero has eight exploration permits covering a total of approximately 1.3 million acres in Spain and is now awaiting final awards in order to commence full scale exploration.

2.

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s consolidated financial results for the three and nine months ended September 30, 2015. The preparation of financial data is in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34, Interim Financial Reporting.

Revenue

The Company had no revenue for the three or nine months ended September 30, 2015.

Operating Expenses

Operating expenses for the three and nine months ended September 30, 2015 were $835,140 and $2,691,621, respectively, compared to $902,555 and $1,268,753 for the three and nine months ended September 30, 2014. The increase in operating expenses in 2015 was mainly a result of increased resource property evaluation fees.

The most significant expenses incurred during the three and nine months ended September 30, 2015 included resource property evaluation of $557,878 and $1,739,014, respectively ($67,312 and $71,062 for the three and nine months ended September 30, 2014), advisory and consulting of $170,707 and $498,592, respectively ($104,342 and $316,652 for the three and nine months ended September 30, 2014), marketing and travel of $31,348 and $189,375, respectively ($15,192 and $45,751 for the three and nine months ended September 30, 2014), professional fees of $37,311 and $102,260, respectively ($455,844 and $543,863 for the three and nine months ended September 30, 2014) and share-based compensation of $10,998 and $88,593, respectively ($240,681 and $252,235 for the three and nine months ended September 30, 2014).

The increase in resource property evaluation was a result of the initiation of the agreement with Haliburton during Q3, 2014. The increase in advisory and consulting and marketing and travel was a result of an increase in activity as the Company explores opportunities in Mexico. The decrease in professional fees was a result of legal expenses incurred in Q3, 2014. The decrease in share-based compensation was a result of the vesting, in Q3 2014, of share options previously granted to officers and directors.

Other Items

During the three and nine months ended September 30, 2015, the Company recorded a loss on investment in associate of $31,437 and $91,034, respectively ($22,010 and $41,282 for the three and nine months ended September 30, 2014), finance income of $17,041 and $44,150, respectively ($6,303 and $6,340 for the three and nine months ended September 30, 2014) and a foreign exchange loss of $17,539 and $34,704, respectively (loss of $1,219 and gain of $23,218 for the three and nine months ended September 30, 2014). The loss on investment in associate was the Company’s 40% share of Montero’s loss and finance income was earned on the Company’s cash and cash equivalents.

3.

ASSETS

Current assets held by the Company as at September 30, 2015 consisted of cash and cash equivalents of $1,209,998 (December 31, 2014: $4,168,687), accounts receivable of $270,651 (December 31, 2014: $68,948), and prepaid expenses of $21,986 (December 31, 2014: $20,625). The decrease in cash and cash equivalents was a result of cash used in operating activities of $2,958,689. The majority of accounts receivable is VAT due from the Mexican government.

As at September 30, 2015, the Company held an investment in associate of $792,943 (December 31, 2014: $883,977), exploration and evaluation assets of $434,619 (December 31, 2014: $434,619) and equipment of $2,639 (December 31, 2014: $4,200). The investment in associate was recorded as a result of the SAMCA transaction discussed above.

4.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2015, the Company had working capital of $1,180,173 compared to $3,772,194 at December 31, 2014.

There is no assurance, however, that the Company’s capital resources will be sufficient to cover all of its activities. If its capital resources are insufficient, the Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future.

Subsequent to September 30, 2015, the Company closed a private placement for gross proceeds of $10,689,000 in units.

Subsequent to September 30, 2015, the Company entered into a credit agreement with Sprott Resource Lending Partnership (the "Lender"), pursuant to which the Company has been provided with a US$20 million senior secured term loan facility (the "Facility"). In consideration for the structuring and syndication of the Facility, the Company issued an aggregate of 738,000 common shares (the "Bonus Shares") as directed by the Lender. The Bonus Shares are subject to a hold period of four months plus one day from the date of issuance, expiring on March 20, 2016.

5.

OUTSTANDING SHARE DATA

As at the date of this MD&A, there were 154,781,469 common shares issued and outstanding, 14,976,000 share options outstanding and 126,056,666 share purchase warrants outstanding.

Effective September 16, 2014, the Company’s common shares were consolidated on the basis of 2 pre-consolidation common shares for 1 post-consolidation common share. All common share, share purchase warrant, share option, and per share amounts in this MD&A have been retrospectively restated to present post-consolidation amounts.

6.

SUMMARY OF QUARTERLY RESULTS

The following table provides a brief summary of the Company’s financial results for each of the eight most recent quarters. The results below represent the consolidated results for the Company from Q3 2014, where the results of Renaissance are included from the RTO date onward, and the results of R2 are included in full. Results prior to Q3 2014 are for R2.

	Sep-15 $	Jun-15 $	Mar-15 $	Dec-14 $	Sep-14 $	Jun-14 $	Mar-14 $	Dec-13 $
Revenue	-	-	-	-	-	-	-	-
Net loss	(867,075)	(955,256)	(950,878)	(918,367)	(919,481)	(22,962)	(123,436)	(239,391)
Loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.04)	(0.00)	(0.01)	(0.01)

7.

EXPLORATION AND EVALUATION ASSETS

Fame Property, Clinton Mining Division, British Columbia, Canada

The Fame Property is located in the Chilcotin region of southwest British Columbia and consists of 11 contiguous mineral tenures totalling 3200 hectares. The tenures are for mineral rights only and do not include surface rights. All claims are in good standing as of the date of this MD&A. The property is 100% controlled by the Company and is not subject to any royalties, back-in rights, payments or other agreements or encumbrances.

In February 2012, SJ Geophysics Ltd. was contracted to conduct a 3D induced polarization survey along 15km of line, covering 146 hectares in the Discovery, Double Diamond and Kelsch showings area, which identified numerous targets that warrant drill testing. This initial survey did not cover all known showings and an expanded coverage was recommended. A continuing induced polarization survey is proposed with roughly 50km of 100m spaced lines to cover an area of 468 hectares. Cost of this proposed induced polarization survey is estimated at $200,000.

As at September 30, 2015, the Company has spent $434,619 on exploration and evaluation of the Fame Property. The Company is currently seeking a joint venture partner for the property.

8.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2015, the Company incurred management fees and rent of $209,836 (2014: $119,940) payable to the Chief Executive Officer of the Company and Reconnaissance Energy Corp., a company controlled by the Chief Executive Officer of the Company. During the three months ended September 30, 2015, the Company incurred management fees and rent of $72,792 (2014: $55,842) payable to the Chief Executive Officer of the Company and Reconnaissance Energy Corp., a company controlled by the Chief Executive Officer of the Company. As at September 30, 2015, $8,635 (December 31, 2014: $12,244) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position.

During the nine months ended September 30, 2015, consulting fees of $90,000 (2014: nil) were paid to Fiore Management and Advisory Corp, a company of which Gordon Keep, a director of the Company, is an officer.

Key management personnel compensation for the nine months ended September 30, 2015, including share-based compensation, was $184,186 (2014: $241,319).

These transactions occurred in the normal course of business operations and are for management services and office rent provided to the Company which are measured at fair value.

9.

CRITICAL ACCOUNTING ESTIMATES

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

10.

FUTURE ACCOUNTING CHANGES

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2018. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company is evaluating the impact of these amendments on its consolidated financial statements and they are not expected to have any material impact.

11.

RISK MANAGEMENT & FINANCIAL INSTRUMENTS

While management is unable to eliminate risks, the Company is intent on identifying and mitigating such risks as much as is reasonably possible.

Many resource exploration projects are unsuccessful in achieving development and production due to external factors that cannot be predicted, anticipated, or controlled by management, and even one such factor may result in the economic viability of a particular project being detrimentally impacted to the point where it is not feasible nor economical to proceed. The Company frequently evaluates and monitors its activities and the risk factors which could impact those activities, and makes timely decisions in regard to risk management. Management occasionally seeks the assistance of experienced professionals when appropriate to address risks.

The price of commodities being explored for is a significant risk factor, as a substantial decline in the price of such commodities could render a specific project uneconomic.

Operating in multiple countries introduces legal, political and currency risks that must be thoroughly evaluated to ensure that the level of such risks is commensurate to the Company’s assessment of a specific project subject to those risks.

Risks faced by the Company include:

•

Credit risk

•

Liquidity risk and funding risk

•

Interest rate risk

•

Currency risk

The Board of Directors approves and monitors the risk management processes.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. Cash consists of bank balances. The Company manages its credit exposure by selecting major banks, with high-grade credit ratings, and avoiding complex investment vehicles with higher risk. Management has determined that there are no significant risks from these concentrations of credit.

Liquidity risk and Funding risk

The Company’s cash is held on deposit in business bank accounts and is available on demand. Funding risk is the risk that the Company may not be able to raise equity financing in a timely manner and on terms acceptable to management. There are no assurances that such financing will be available when, and if, the Company requires additional equity financing. Under current market and economic conditions funding risk is considered high.

Interest rate risk

The Company’s cash and cash equivalents is held on deposit in business bank accounts and term deposits which earn interest at a variable rate. The fair value of the Company’s cash and cash equivalents is unaffected by short-term rates. The Company’s future interest is exposed to short-term rate fluctuations.

Currency risk

The Company is subject to currency risks. The Company’s areas of interest are outside of North America and many of its expenditures and obligations are denominated in U.S. dollars. The Company is headquartered in Canada and its functional and reporting currency is the Canadian dollar. The Company maintains cash accounts in Canadian dollars and nominal amounts in other currencies. The Company’s cash assets and liabilities are denominated in Canadian dollars and US dollars, and other currencies on occasion. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and these fluctuations may adversely affect the financial position and operating results of the Company. As of September 30, 2015, the Company does not use derivative instruments to reduce its exposure to currency risk.

12.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and trade and other payables.

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash and cash equivalents, accounts receivable and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

13.

CORPORATE INFORMATION

Directors

Officers

Craig Steinke

Craig Steinke, CEO

Ian Telfer

Jeremy Crichton, CFO

Gordon Keep

Carmen Etchart, Corporate Secretary

Christopher Dyakowski

Head Office

Auditors

15567 Marine Drive

Deloitte LLP

White Rock, BC, Canada, V4B 1C9

700 – 850 2nd Street SW

T: 604-536-3637  F: 604-536-3621

Calgary, AB, Canada, T2P 0R8

web: www.renaissanceoil.com

Legal Counsel

Transfer Agent & Registrar

Norton Rose Fullbright Canada LLP

Computershare Ltd.

3700 – 400 3rd Avenue

510 Burrard Street, 3rd Floor

Calgary, AB, Canada, T2P 4H2

Vancouver, BC, Canada, V6C 3B9

Legal Counsel

Cassels Brock & Blackwell LLP

2200 – 885 West Georgia Street

Vancouver, BC, Canada, V6C 3E8

Legal Counsel

Galicia Abogados, S.C.

Torre del Bosque,

Blvd. Manuel Avila Camacho

No. 24 Piso 7, Lomas de Chapultepec

Mexico DF CP 11000

Stock Exchange Listing

TSX Venture Exchange

Symbol: ROE